UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number:

Kraft Foods Inc.  1-16483

Kraft Foods Global, Inc. TIP Plan

(Full title of the plan)

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois  60093

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office)

KRAFT FOODS GLOBAL, INC. TIP PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Table of Contents

Page (s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	5

Notes to Financial Statements	6-18

Supplemental Schedule:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2008	20

Signatures	21

Exhibit:

23. Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To:	The Kraft Foods Global, Inc. Management Committee for Employee Benefits and the Participants of the Kraft Foods Global, Inc. TIP Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kraft Foods Global, Inc. TIP Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

June 12, 2009

Kraft Foods Global, Inc. TIP Plan

Statements of Net Assets Available for Benefits

at December 31, 2008 and 2007

(in thousands of dollars)

	2008	2007

ASSETS:
Net investment in Master Trust (at fair value)	$395,456	$539,496
Participant loans	16,527	18,936

TOTAL ASSETS	411,983	558,432

LIABILITIES:
General and administrative expenses payable	(82)	(234)

TOTAL LIABILITIES	(82)	(234)

Net assets available for benefits at fair value	411,901	558,198

Adjustments from fair value to contract value for investment in Master Trust from fully benefit- responsive investment contracts	2,947	243

Net assets available for benefits	$414,848	$558,441

The accompanying notes are an integral part of these financial statements.

Kraft Foods Global, Inc. TIP Plan

Statement of Changes in Net Assets

Available for Benefits

for the Year Ended December 31, 2008

(in thousands of dollars)

2008

Additions to net assets attributed to:
Employer contributions	$5,371
Participant contributions	24,910
Interest from participant loans	1,140

Total additions	31,421

Deductions from net assets attributed to:
Investment loss from Master Trust, net	(98,763)
Distributions and withdrawals	(74,818)
General and administrative expenses	(1,433)

Total deductions	(175,014)

Decrease in net assets available for benefits	(143,593)

Net assets available for benefits:
Beginning of year	558,441

End of year	$414,848

The accompanying notes are an integral part of these financial statements.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements

1. Description of the Plan:

General:

The Kraft Foods Global, Inc. TIP Plan (the “Plan”) is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and thereby share in contributions from Kraft Foods Global, Inc. (“Kraft Foods”). Kraft Foods is a wholly owned subsidiary of Kraft Foods Inc., which in turn, prior to March 30, 2007 was a subsidiary of Altria Group, Inc. (“Altria”). Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Prior to July 1, 2008, the Plan vested the Management Committee for Employee Benefits of Kraft Foods Global, Inc. (the “Management Committee”) with the authority to control and manage the non-investment operations of the Plan, and the Management Committee delegated this authority to the Kraft Foods Global, Inc. Administrative Committee (the “Administrative Committee”). Effective July 1, 2008, the Plan vested the Administrative Committee with authority to control and manage the non-investment operations of the Plan. The Management Committee continues to be responsible for plan design. The Benefits Investment Committee is responsible for the selection of the investment options in which participants elect to invest their Plan accounts, the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of the investment options. The Administrative Committee and the Benefits Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”

Contributions:

Participant Contributions:

Hourly employees of Kraft Foods who are represented by designated collective bargaining units are eligible to participate in the Plan. The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member. After completing up to one year of service, eligible employees can make voluntary, tax-deferred and/or after-tax contributions.

The amount of both tax-deferred and after-tax contributions expressed as a percentage of compensation may vary from year to year and may depend on the location and bargaining unit. Some eligible employees may elect to contribute up to 10 percent of their base rate of compensation, but contributions from base compensation over $15,000 may not exceed 6 percent. Other eligible employees (including employees at Naperville, Illinois, the former facility at South Edmeston, New York and certain other facilities) may elect to contribute up to 16 percent of their compensation, but only contributions not in excess of 6 percent of compensation are eligible for Kraft Foods Matching Contributions described below. Still other eligible employees (including employees at Ontario, California, Visalia, California and

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

certain other facilities) may elect to contribute up to 16 percent of their compensation, but do not have a company match.

Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $5,000 for 2008. The aggregate contributions made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the “Code”). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. A participant’s tax-deferred contributions were limited to $15,500 for 2008.

Automatic Enrollment:

Effective February 1, 2008, newly hired, eligible employees are enrolled automatically with a two percent tax-deferred contribution rate, invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time.

Employer Contributions:

Eligible employees who make tax-deferred and/or after-tax contributions are eligible to receive matching contributions from Kraft Foods (the “Kraft Foods Matching Contributions”). Kraft Foods Matching Contributions are based on the amount of each participant’s contributions to the Plan, subject to certain limitations under the Code. The amount of Kraft Foods Matching Contributions is negotiated with each collective bargaining unit representing eligible employees. The amount of Kraft Foods Matching Contributions varies from 15 percent to 50 percent of each participant’s match-eligible contributions.

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Kraft Foods Stock Fund, which is invested in Kraft Foods Inc. Class A common stock (“Kraft Foods Common Stock”) and cash, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Kraft Foods Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional units of the Kraft Foods Stock Fund.

Participant Accounts and Investment Options:

Each participant’s Plan accounts, which may include a Kraft Foods Matching Contributions account, tax-deferred contributions, after-tax contributions, rollover accounts and prior plan accounts, are credited with the participant’s contributions, and the Kraft Foods Matching Contributions, as applicable, and the allocated share of the investment activities of each investment option in which he or she participates.

On March 28, 2008, Altria distributed all of the outstanding shares of Philip Morris International Inc. (“PMI”) owned by Altria to Altria shareholders (the “PMI Distribution”). Participants who held units of the Altria Stock Fund at the close of business on March 28, 2008 received an allocation of units in a new PMI Stock Fund that was created in connection with the PMI Distribution. The unit allocation ratio was based on the total number of units

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

in the Altria Stock Fund at the close of business on March 28, 2008 and was established by Altria’s Board of Directors. New investments in the PMI Stock Fund are not permitted. Participants may continue to hold the units they received in the PMI Stock Fund as a result of the PMI Distribution or direct a transfer of all or a portion of that investment to one or more of the investment options available under the Plan.

Effective April 1, 2008, five Retirement Target Fund investment options were added to the Plan so that participants can direct all contributions into thirteen investment options.

Vesting:

Each participant is at all times fully vested (1) in the balance held in his or her tax-deferred contributions, after-tax contributions, rollover accounts and prior plan accounts, (2) in the balance held in his or her Kraft Foods Matching Contributions account attributable to amounts contributed before January 1, 1986 or transferred from the General Foods Employee Stock Ownership Plan and (3) in his or her share (if any) of dividends paid on the Altria Stock Fund, the PMI Stock Fund or the Kraft Foods Stock Fund (including with respect to the Kraft Foods Matching Contributions account to the extent invested in such funds). A participant shall be fully vested in the Kraft Foods Matching Contributions account upon attainment of age 55; permanent and total disability or death while employed by Kraft Foods, or any of its affiliates; involuntary termination due to a change in control of Kraft Foods Inc. after June 26, 2008, or upon a termination of the Plan (see Note 7). Otherwise, a participant who is employed by Kraft Foods, or any of its affiliates, shall become vested in the Kraft Foods Matching Contributions account based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage

Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan. The amount of forfeitures for the year ended December 31, 2008 was immaterial.

Distributions and Withdrawals:

A participant may take a distribution of his or her Plan accounts following a separation from service or attainment of age 59 1/2. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

Participant Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on participant loans is charged at rates based on the Citibank Prime Rate, with terms from one to five years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 minus the participant’s highest loan balance in the preceding 12 months or the combined value in the participant’s tax-deferred contributions, after-tax contributions and rollover accounts.

A participant’s loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant’s Plan accounts in the reverse order in which they were charged. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment. Interest rates on loans ranged from 4.00% to 10.5% for the year ended December 31, 2008.

Master Trust:

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Savings Plan Master Trust (the “Master Trust”) for which State Street Bank and Trust Company serves as the trustee.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

Reporting of Guaranteed Investment Contracts:

The statements of net assets available for benefits present fully benefit-responsive investment contracts at fair value within the net investment in Master Trust line item with a separate line item to adjust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value is the relevant measurement criteria since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Valuation of Net Investment in Master Trust:

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trust at fair value plus the adjustments from fair value to contract value on the statements of net assets available for benefits.

Valuation of the Master Trust’s Investments:

As more fully described in Note 5, the investments of the Master Trust are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Investments in common collective trusts and registered investment companies are valued using the market approach on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying net assets of each of the respective common collective trusts and registered investment companies.

The fair value of traditional guaranteed investment contracts (“GICs”) is calculated using the income approach by discounting the contractual cash flows based on current yields of similar instruments with comparable durations. The fair value of each synthetic GIC contract is calculated based on the fair value of the investments underlying the contract, which are valued using the market approach. The fair value of each synthetic GIC wrapper is calculated using the replacement cost approach by discounting the difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract based on the appropriate published Bloomberg credit curve, as of December 31, 2008.

The contract value of GICs represents contributions made under the contract and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which such securities are principally traded on the last business day of each period presented using the market

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

approach. U.S. government securities are valued on the basis of evaluated prices provided by independent pricing services. Non-government securities and other fixed income securities may be valued on the basis of evaluated prices provided by independent pricing services when such prices are believed to reflect the fair market value of such securities using the income approach. Such prices may be determined taking into account securities prices, yields, maturities, call features, and ratings. Securities traded in markets not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency, using either the market or income approach.

Short-term temporary investments are generally carried at cost, which approximates fair value. Short-term temporary investments are valued using the market approach.

Participant loans are valued at amortized cost, which approximates fair value.

Investment Transactions and Investment Income from the Master Trust:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

In connection with the PMI Distribution, participants received approximately 18.1 million shares of PMI common stock, with a fair value of approximately $927 million. While the PMI Distribution resulted in an immediate decline in share value of Altria common stock, the basis of the PMI Distribution was accounted for as an inter-fund transfer from the Altria Stock Fund to the PMI Stock Fund, and was not reflected as an investment loss in Altria common stock or gain in PMI common stock, in the Master Trust activity disclosed in Note 3.

Contributions:

Participants’ contributions are recorded in the period in which they are withheld by Kraft Foods. Kraft Foods Matching Contributions are recorded in the same period that participants’ contributions are recorded.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

General and Administrative Expenses:

Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Plan.

3. Master Trust Investments:

The Plan had a 9% interest in the Master Trust at December 31, 2008 and 2007.

At December 31, 2008 and 2007, the net assets of the Master Trust were (in thousands of dollars):

	2008	2007

Investments at fair value:
Investment contracts	$1,184,902	$1,145,409
Common collective trusts	1,270,916	2,290,940
Registered investment companies	302,525	513,597
Government securities	267,780	125,642
Altria common stock	243,536	1,415,931
Kraft Foods common stock	435,510	509,118
PMI common stock	712,099	–
Short-term temporary investments	83,785	61,177

Total investments	4,501,053	6,061,814
Receivables:
Interest and dividend income	20,870	19,735
Other	1,601	3,553

Total assets	4,523,524	6,085,102
Liabilities:
Other	(3,398)	(5,829)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	33,688	2,743

Net assets	$4,553,814	$6,082,016

Plan’s interest therein	$398,403	$539,739

To conform with the current year’s presentation, $448,345 was reclassified from registered investment companies to common collective trusts in 2007.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

The Master Trust’s investment activities for the year ended December 31, 2008 were (in thousands of dollars):

Interest and dividends	$156,034
Net depreciation in common collective trusts	(905,322)
Net depreciation in registered investment companies	(176,211)
Net appreciation in government securities	16,195
Net depreciation in Altria common stock	(599,635)
Net depreciation in Kraft Foods common stock	(88,295)
Net appreciation in PMI common stock	311,192

Investment income	$(1,286,042)

Plan’s interest therein	$(98,763)

4. Guaranteed Investment Contracts Held by Master Trust:

The Master Trust holds investments in guaranteed investment contracts as part of the Interest Income Fund investment option. The Master Trust invests in both traditional and synthetic GICs.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract value of the traditional GICs was $1,343,000 at December 31, 2008 and $2,647,000 at December 31, 2007. The fair value of the traditional GICs was $1,342,000 at December 31, 2008 and $2,601,000 at December 31, 2007.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GICs includes mortgages, fixed income securities, and U. S. treasury notes and bonds. The contract value of the synthetic GICs was $1,217,247,000 at December 31, 2008 and $1,145,505,000 at December 31, 2007. The fair value of the synthetic GICs was $1,183,560,000 at December 31, 2008 and $1,142,808,000 at December 31, 2007.

The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GICs are either agreed to in advance with the issuer or vary based on the agreed formulas, but cannot be less than zero. The crediting interest rate for the Interest Income Fund was 4.23% at December 31, 2008 and 4.94% at December 31, 2007.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, and the initiation of an extended termination (immunization) of one or more synthetic GIC contract by the manager or the contract issuer.

The average market value yield of the Interest Income Fund was 5.00% for 2008 and 4.75% for 2007 (calculated by taking the average of the quarterly market value weighted yields of the investments). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants was 4.35% for 2008 and 4.95% for 2007 (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Plan Fiduciaries do not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above traditional GICs and synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

5. Fair Value Measurements:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, as amended in February 2008 by FASB Staff Position FAS 157-2, Effective Date of FASB Statement No. 157. The provisions of SFAS No. 157 are effective for the Plan as of January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The fair value framework establishes a hierarchy that is described below:

Fair Value Framework

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the Master Trust’s investment assets and investment liabilities measured at fair value on a recurring basis, as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

(in thousands)	Investment Assets at Fair Value as of December 31, 2008
	Level 1		Level 2		Level 3	Total

Investment contracts:
Traditional GIC	$–		$–		$1,342	$1,342
Synthetic GIC wrappers	–		–		2,918	2,918
Government fixed income securities	138,157		–		–	138,157
Corporate and other fixed income securities	–		1,042,485		–	1,042,485

Investment contracts subtotal:	138,157		1,042,485		4,260	1,184,902

Common collective trusts	–		1,270,916		–	1,270,916
Registered investment company	302,525		–		–	302,525
Government securities	267,780		–		–	267,780
Altria common stock	243,536		–		–	243,536
Kraft Foods common stock	435,510		–		–	435,510
PMI common stock	712,099		–		–	712,099
Short-term temporary investments	–		83,785		–	83,785
Participant loans	–		–		72,349	72,349

Total investment assets at fair value	$2,099,607		$2,397,186		$76,609	$4,573,402

The table below sets forth a summary of changes in the fair value of the Master Trust’s level 3 assets for the year ended December 31, 2008.

(in thousands)	Level 3 Investment Assets for the Year Ended December 31, 2008
	Participant Loans		Traditional GIC/ Synthetic GIC Wrappers		Total

Balance, beginning of year	$74,868		$2,784		$77,652
Total gains and losses during the period	–		–		–
Purchases, sales, issuances and settlements (net)	(2,519)		1,476	(2)	(1,043)
Transfers in/(out) of Level 3	–		–		–

Balance, end of year	$72,349	(1)	$4,260		$76,609

(1)	Includes participant loans for the Thrift Plan and other defined contribution plans in the Master Trust at December 31, 2008.
(2)	Any activity associated with these investment assets has been commingled, since balance is immaterial.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

6. Transactions with Parties-in-Interest:

The Fiduciaries are not aware of any transaction between the Plan and Trust and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan and Trust (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, and (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. The Trust invests in Kraft Foods Common Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. The Trust had approximately $329 million at December 31, 2008 and $508 million at December 31, 2007 in common collective trusts and a registered investment company managed by State Street Bank and Trust Company, the trustee, and its affiliates, approximately $941 million at December 31, 2008 and $1,845 million at December 31, 2007 in common collective trusts managed by The Northern Trust Company, an investment manager, and its affiliates, and approximately $84 million at December 31, 2008 in common collective trusts managed by UBS Global Asset Management Trust Company, an investment manager, and its affiliates, which are also exempt parties-in-interest transactions. Participant loans are also party-in-interest transactions that are exempt.

7. Plan Termination:

The Board of Directors of Kraft Foods and the Management Committee have the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend Kraft Foods Matching Contributions to the Plan or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance of his or her Kraft Foods Matching Contributions account.

8. Tax Status:

By letter dated July 2, 2002, the Internal Revenue Service determined that the Plan, as amended and in effect as of December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

9. Reconciliation of Plan’s Financial Statements to Form 5500:

The following is a reconciliation of net assets per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007

Net assets per the financial statements	$414,848	$558,441

Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(2,947)	(243)

Distributions and withdrawals payable	(82)	(164)

Net assets per the Form 5500	$411,819	$558,034

Investment contracts are shown at fair value on the Form 5500. Additionally, amounts currently payable to or for participants are recorded as required on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Supplemental Schedule

Kraft Foods Global, Inc. TIP Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

at December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates ranging from 4.0% to 10.5% as of December 31, 2008; Maturity dates of loans range from 01/01/2009 to 01/31/2014	**	$16,527,307

	Kraft Foods Savings	Master Trust	**	398,403,001
	Plan Master Trust

		Total		$414,930,308

* Indicates a permitted party-in-interest
** Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kraft Foods Global, Inc. Administrative Committee, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT FOODS GLOBAL, INC. TIP PLAN
(Name of Plan)

By	/s/ Jill K. Youman
Jill K. Youman
Vice President Human Resources, Benefits
Kraft Foods Global, Inc.

Date: June 12, 2009